

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Bo Cumbo
Chief Executive Officer
Solid Biosciences Inc.
500 Rutherford Avenue, Third Floor
Charlestown, MA 02129

>   **Re: Solid Biosciences Inc.**
>   **Registration Statement on Form S-3**
>   **Filed March 13, 2024**
>   **File No. 333-277871**

Dear Bo Cumbo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Caroline Dotolo